Filed Pursuant to rule 433 Registration No. 333-189888
Royal Bank of Canada
$400,000,000 3-Year Senior Medium Term Fixed Rate Notes

We describe the basic features of the Notes in the sections of the prospectus dated July 23, 2013 called “Description of Debt Securities” and prospectus supplement dated July 23, 2013 called “Description of the Notes We May Offer,” subject to and as modified by the provisions described below.

Issuer:	Royal Bank of Canada
Issue:	Senior Global Medium-Term Notes, Series F
Title of Series:	1.170% Senior Notes, due March 30, 2017
Expected Ratings:	Aa3 / AA- / AA (Moody’s / S&P / Fitch)1
Ranking:	Senior
Aggregate Principal Amount Initially Being Issued:	USD $400,000,000
Minimum Denominations:	$1,000, and integral multiples of $1,000 in excess thereof
Pricing Date:	March 13, 2014
Issue Date:	March 20, 2014 (T+5)
Maturity Date:	March 30, 2017
CUSIP / ISIN:	78010UTJ6 / US78010UTJ69
Interest Rate:	1.170%
Interest Payment Dates:
Semi-Annually, on March 30 and September 30 of each year, beginning on September 30, 2014.  If the interest payment date is not a business day, interest will be paid on the next business day, and no additional interest will accrue in respect of the payment made on that next succeeding business day.

Business Day:	New York, Toronto
Day Count Fraction:	30 / 360
Public Offering Price:	100.000%
Agent’s Discount:	0.150%
Net Proceeds (before expenses):	USD $399,400,000
Record Dates for Interest Payments:	The 15th calendar day, whether or not a business day, immediately preceding the related interest payment date.
Redemption at Our Option:	Not applicable
Repayment at Option of Holder:	Not applicable
Listing:	The Notes will not be listed on any securities exchange
Lead Manager:	Citigroup Global Markets Inc.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated July 23, 2013 and through CDS Clearing and Depository Services Inc, as described in the pricing supplement dated March 13, 2014).

1. A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Citigroup Global Markets Inc., toll free at 1-800-831-9146.